Jeff A. Zadoks Senior Vice President Chief Financial Officer (314) 644-7612 jeff.zadoks@postholdings.com

February 21, 2017

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628

Attention:	Karl Hiller,
Branch Chief, Office of Natural Resources

Re:	Post Holdings, Inc.
Form 10-K for the Fiscal Year ended September 30, 2016
Filed November 18, 2016
Form 8-K, Filed November 17, 2016
File No. 001-35305

Dear Mr. Hiller:

I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated February 9, 2017 regarding the above-referenced Form 10-K and Form 8-K filed by the Company.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Financial Statements

Note 20 – Segments, page 79

1.
Based on your discussions in MD&A, it appears that you have several product groups within each of your reportable segments that may not be similar to each other. Please expand your disclosure to report net sales for each group of similar products within your reportable segments to comply with FASB ASC paragraph 280-10-50-40.

POST HOLDINGS, INC.
2503 S. HANLEY ROAD, ST. LOUIS, MO 63144-2503
314 644 7600 314 646 3367 WWW.POSTHOLDINGS.COM

U.S. Securities and Exchange Commission
February 21, 2017

Response:

We respectfully acknowledge to the Staff that we have considered the requirements in ASC 280-10-50-40 when determining the appropriate entity-wide disclosures related to groupings of similar products. As a result, we will prospectively provide expanded disclosure of revenues from similar groups of products within our “Segments” footnote. We will provide the expanded disclosure beginning with our Form 10-K for the year ended September 30, 2017.

The enhanced disclosure would have been as follows if presented for the year ended September 30, 2016.

Supplemental product information is presented in the following table:

Cereal and granola	$1,838.5
Egg and egg products	1,417.0
Cheese and dairy	320.9
Refrigerated potato	179.5
Pasta	270.6
Protein based products and supplements	574.7
Nut butters and bulk nut and fruit	429.1
Eliminations	(3.5)
Total Net Sales	$5,026.8

Form 8-K, Filed November 17, 2016

Exhibit 99.1 - Fourth Quarter and Full Year Earnings Press Release

2.
We note your presentation of non GAAP measures Adjusted EBITDA and Segment Adjusted EBITDA, and your disclosure on page 11 stating “variations of EBITDA may include, but are not limited to, further adjustments to the Company’s reported Adjusted EBITDA to give effect to the Company’s completed acquisitions as if all completed acquisitions were owned for the entire calculation period.” Similarly, under the heading Supplemental Segment Information on page 9, we note your disclosure stating “comparable basis, as referred to within the text of this release, is defined as a comparison of the three-month period ended September 30, 2016 to the same three-month period in fiscal 2015, including results for the periods of time Post owned each of the acquired businesses and the respective periods of time Post did not own the businesses and excluding results for divestitures for both periods.”

Tell us the extent to which the adjustments described above impacted both the consolidated and segment measures, and individual line items in the reconciliations for each period. Submit a schedule listing the acquisitions for which adjustments have been included, along with the activity disaggregated and for each period, and clarify the extent to which your approach has been comprehensive. Please identify any acquisitions during the last three fiscal years and subsequent interim periods for which adjustments have not been made in any similar earnings release during those periods; and provide comparable details for all dispositions, while clarifying any differences in your approach.

If you have included in these measures activity of businesses acquired that pertains to periods prior to your ownership, explain why the resulting figures would not be more appropriately identified as hypothetical or pro-forma, rather than presented as non-GAAP historical measures of performance, which are generally derived from historical measures of performance under GAAP, consistent with Item 10(e)(2) of Regulation S-K.

U.S. Securities and Exchange Commission
February 21, 2017

Response:

Non-GAAP Measures

The Company’s presentation of the non-GAAP measures Adjusted EBITDA and Adjusted Segment EBITDA in the Company’s fourth quarter and full year earnings press release (the “Release”) did not contain adjustments to the Company’s reported Adjusted EBITDA to give effect to the Company’s completed acquisitions as if all completed acquisitions were owned for the entire calculation period.

The phrase quoted in the first sentence of the Staff’s comment, which was taken from the first paragraph under the heading “Adjusted EBITDA and segment Adjusted EBITDA” in the Release, was intended to modify the last clause of the preceding sentence: “(iii) it is a financial indicator of a company’s ability to service its debt, as the Company is required to comply with certain covenants and limitations that are based on variations of EBITDA in the Company’s financing documents.” This disclosure of our use of a variation of EBITDA is specifically to inform investors, consistent with Item 10(e) of Regulation S-K, that we use an alternate, but similar, form of EBITDA in covenant compliance documents per the terms of our credit agreement as well as financing documents provided to investors in debt offerings.

In future filings we will clarify that these variations of EBITDA are only prepared for use in our financing documents and not included in the earnings release or Form 8-K. We would expect that the disclosure would be substantially as follows:

Variations of EBITDA, as defined and utilized within our financing documents may include, but are not limited to, further adjustments to the Company’s reported Adjusted EBITDA to give effect to the Company’s completed acquisitions as if all completed acquisitions were owned for the entire calculation period. Adjusted EBITDA and segment Adjusted EBITDA as presented in this release do not contain further adjustments to give effect to completed acquisitions.

Comparable Basis

The Company provides only sales and volume data in the Release on a “comparable basis,” a term defined in the Release, to provide investors with a historical reference giving effect to completed acquisitions or divestitures as if owned or not owned for the entire period referenced. Within the Release, the relevant portion of the text that included comparable basis disclosure is as follows:

“On a comparable basis, net sales declined 16.1%, or $100.5 million, over the same period in fiscal 2015. Egg sales, on a comparable basis, declined 20.8% as a result of reduced grain-based pricing in the foodservice channel related to continued roll back of the temporary component of avian influenza pricing and reduced market-based pricing in the ingredient and retail shell egg channels. Egg volumes, on a comparable basis, increased 8.2% as fourth quarter 2015 egg inventory available for sale was reduced as a result of the impact of avian influenza.”

We acknowledge that the information presented on a comparable basis is, as suggested by Staff, essentially hypothetical or pro forma and is not a non-GAAP financial measure. The Company has used and defined the term “comparable basis” within the release so as not to assert that the information provided is compliant with Article 11 of Regulation S-X. The Company confirms that this methodology has been consistently and comprehensively applied in the last three fiscal years and subsequent interim periods.

U.S. Securities and Exchange Commission
February 21, 2017

Form 8-K, Filed November 17, 2016

Exhibit 99.1 - Fourth Quarter and Full Year Earnings Press Release

3.
We note you present non GAAP measure Adjusted Diluted Net Earnings per Common Share on page 12. Please note that non GAAP per share performance measures should be reconciled to GAAP earnings per share as indicated in our C&DI 102.05 issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We respectfully acknowledge the Staff’s comment and in future filings, we will include reconciliations similar to the following:

	Three Months Ended		Year Ended
	2016	2015	2016	2015
Diluted Loss per share, as reported	$(0.58)	$(1.21)	$(0.41)	$(2.33)
Adjustment to Weighted-Average Diluted Shares Outstanding [1]	0.08	0.03	0.05	0.05
Adjustments affecting comparability:
Non-cash mark-to-market adjustments and cash settlements on interest rate swaps	0.16	0.79	2.30	1.60
Tender premium on debt extinguishment	1.10	—	1.11	—
Impairment of goodwill and other intangible assets	—	0.93	—	1.05
Provision for legal settlement	0.30	—	0.43	—
Integration costs	0.03	0.10	0.24	0.27
Transaction costs	—	0.01	0.02	0.22
Restructuring and plant closure costs, including accelerated depreciation	—	0.17	0.08	0.48
Assets held for sale	—	0.10	0.12	0.59
Inventory valuation adjustments on acquired businesses	—	—	0.01	0.35
Mark-to-market adjustments on commodity hedges	0.06	0.11	(0.01)	(0.07)
Gain on sale of business	—	—	(0.03)	—
Foreign currency loss (gain) on intercompany loans	—	0.05	—	0.12
Purchase price adjustment on acquisition	—	(0.15)	—	(0.17)
Gain on sale of plant	—	(0.10)	—	(0.12)
Gain from insurance and indemnification proceeds	—	(0.08)	—	(0.11)
Gain on change in fair value of acquisition earn-out	—	—	—	(0.01)
Spin-Off costs/post Spin-Off costs	—	—	—	0.01
Total Net Adjustments	1.65	1.93	4.27	4.21
Income tax effect on adjustment affecting comparability	(0.58)	(0.69)	(1.49)	(1.31)
Preferred stock dividends adjustment [2]	0.04	—	0.17	—
Adjusted Net Earnings Available to Common Shareholders	$0.61	$0.06	$2.59	$0.62

(1) - Adjustment to reflect the incremental shares deemed anti-dilutive for GAAP diluted earnings per share
(2) - Adjustment to add-back preferred stock dividends considered anti-dilutive for GAAP earnings per share

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
February 21, 2017

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact me at 314-644-7612 (jeff.zadoks@postholdings.com) or Diedre J. Gray, General Counsel, at 314-644-7622 (diedre.gray@postholdings.com).

Sincerely,
Jeff A. Zadoks
SVP and Chief Financial Officer